Tel Aviv | November 23, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Benton- Staff Accountant Jan Woo- Staff Attorney Maryse Mills- Apenteng- Special Counsel Kathleen Collins- Accounting Branch Chief

Re:	Silicom Ltd. (the "Company")
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 18, 2010–10–04
Form 20-F/A for the Fiscal Year Ended December 31, 2009
Filed October 19, 2010
File No. 000-23288

Ladies and Gentlemen,

On behalf of Silicom Ltd. (the "Company"), set forth below are the Company's responses to the additional comments (the "Comments") of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated November 9, 2010 (the "Comment Letter"), in relation to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009 ("2009 20-F") and  Form 20-F/A for the Fiscal Year Ended December 31, 2009 ("2009 20-F/A"). For your reference, copy of the Company’s proposed draft for Amendment No. 2 on Form 20-F/A to the 2009 20-F, including revised Financial Statements for the fiscal year ended December 31, 2009 (“Amendment No. 2”) is enclosed with this letter.

For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the 2009 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Operating Results, page 34

1.
We note your response to prior comment 5 where you addressed why the company believes that enhancing your critical accounting policy disclosures with regards to inventory accounting is not necessary. However, our previous comment also asked how you considered enhancing your discussion of operating results to address how certain events, uncertainties and/or changes in circumstances have impacted your inventory levels. Please tell us your consideration to include a discussion regarding the impact of inventory write-downs on your results of operation and financial condition.

Response:  The Company respectfully advises the Staff that as of December 31, 2009, the Company’s inventory levels were not materially affected by any events, uncertainties and/or changes in circumstances. While such factors may have caused the Company’s customers to postpone or cancel their purchase orders (as was the case during the fourth quarter of 2008), this has not led to a material impact on the Company's levels of inventory. The reason for this is our low inventory levels (the level of inventory as a percentage of our total assets was 8.4% and 10.1% at December 31, 2009 and 2008, respectively) and fast inventory turnover (turnover of approximately 5 months in 2009 and 6 months in 2008). We maintain limited levels of inventory based on (i) conservative projections for future sales, and (ii) actual purchase orders received from customers, and sell relatively narrow lines of products which include many components which can be interchanged among different products. Consequently where products or components are not immediately sold as a result of a postponement or cancelation of an order, they can generally be sold within a short period to the same or other customers. Therefore, as of December 31, 2009, the likelihood of inventory write-downs caused by certain events, uncertainties and/or changes in circumstances, is insignificant.

In light of the foregoing, the Company has determined that it does not need to enhance its discussion of operating results to address how certain events, uncertainties and/or changes in circumstances have impacted its inventory levels.

Inventory write-downs by the Company as a percentage of sales in 2007, 2008 and 2009 did not exceed 4.2%. The Company advises the Staff that it has noted the Staff's comment and added disclosure of the impact of inventory write-downs in Item 5 of Amendment No. 2.

2.
We note your response to prior comment 12 with regards to the positive and negative factors considered when assessing the realizability of your deferred tax assets. For instance, we note the economic crisis in fiscal 2008 and the fact that your revenues were generated from only one product line outweighed any positive evidence that all of your deferred tax assets would be realized. We further note that in fiscal 2009 you considered the improved macroeconomic trends along with the markets’ reaction to your new products in concluding that your valuation allowance could be reduced. Tell us how you considered significantly enhancing your disclosure, both in the financial statement footnotes and in your discussion of operating results, to more clearly explain the impact of these factors on your analysis of your deferred tax assets as well as on your results of operations. In addition, considering the factors noted have an impact on your future operations; tell us how you considered including a discussion of such factors in your trend information disclosures.

Response: The Company advises the Staff  that the net change in valuation allowance for the years ended December 31, 2007, 2008 and 2009 was an increase of $77 thousand, an increase of $31 thousand, and a decrease of $423 thousand, respectively. In assessing the realizability of the deferred tax assets, management has to consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and/or loss carry-forward become deductible. In making this assessment, the Company’s management has to consider the projected future taxable income as well as tax planning strategies.

For years ended December 31, 2007 and 2008, the Company recorded full valuation allowance because of the uncertainty of the realization of the deferred tax assets. In assessing the need for a valuation allowance, the Company’s management considered the Company’s historical levels of income, the fact that the Company had a single product line, short lead time of customer’s orders and flexible forecasting and expectation of future taxable income and ongoing tax planning strategies.

For the year ended December 31, 2009, the Company’s management re-evaluated the need for a valuation allowance, due to the Company’s cumulative profits in recent years and in particular completing profitable quarters in 2009 despite the major worldwide economic downturn which started at the end of 2008.  In light of the projections for future taxable income over the periods in which the deferred tax are deductible, management believed that it is more likely than not that the Company would realize the benefits of these deductible differences. In making these projections the Company has considered its currently stable work environment related to its existing line of products, which enables the Company to present current positive operating income and net income. Additionally, the Company considered its planned new line of products.

Accordingly, the Company reversed the valuation allowance and recorded an income tax benefit of $423 thousands in 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the future if the estimations of future taxable income during the carryforward period are reduced.

The Company respectfully notes the Staff's comment and in its future filings will enhance its disclosure, both in the financial statement footnotes and in its discussion of operating results, to more clearly explain the impact of these factors on the Company’s analysis of its deferred tax assets as well as on its results of operations.

In its current trend information disclosure on page 42 of Amendment No. 2, the Company focuses on the trends that are most material to the Company and its business- trends affecting its sales and purchase orders. The Company advises the Staff that it has respectfully noted the Staff's comment and added further discussion in the Company’s trend information disclosure in Item 5 of Amendment No. 2.

Liquidity, page 37

3.	We note your response to prior comment 6. As previously requested, please tell us whether the company's cash resources are sufficient to fund your operating needs for the next twelve months.

Response: The Company respectfully advises the Staff that the Company's cash resources are sufficient to fund its operating needs for the next twelve months.

The Company advises the Staff that it has respectfully noted the Staff's comment and added a statement that the Company's cash resources are sufficient to fund its operating needs for the next twelve months, in Item 5 of Amendment No. 2.

Form 20-F/A for the fiscal year ended December 31, 2009

Compensation, page 43

4.
In response to prior comment 7, you state that Avi Eizenman, who serves as Chairman of the Board, and Shaike Orbach, who serves as President, Chief Executive Officer and director, may be entitled in certain circumstances to receive additional severance payments. It appears that you have not provided the details of the benefits that these two directors may receive upon termination of employment. Please refer to Item 6.C.2.

Response: The Company advises the Staff that it has noted the Staff's comment and added the required disclosure in Item 6 of Amendment No. 2.

Related Party Transactions, page 51

5.
We note your response to prior comment 8 that the "material terms of the arrangement with the Rad Group relate to standard equipment, services and products". Please describe more specifically what "standard equipment, services and products were purchased by you from the Rad Group and separately describe the "standard equipment, services and products" that were sold by you to the Rad Group. In addition, please tell us the approximate dollar value of the purchase transactions and of the sales transactions since the beginning of your last full fiscal year up to the latest practicable date. The material arrangements with the Rad Group, including the nature of the services and products being offered and the corresponding financial terms should be disclosed pursuant to Item 7.B of Form 20-F.

Response: The Company respectfully advises the Staff as follows:

A.	Services/products purchased by the Company from the Rad Group (the approximate dollar values below represent yearly amounts, unless specifically indicated otherwise):

Service/Product	2009	2010
Internet Services	$34,000	$35,000
Car leasing services	$4,000	$6,000
Sub-leaseing space in Paramus, New Jersey	$10,000	$10,000
Testing of Silicom products	-	$36,000 (from January to October 2010)

B.	Services/products sold by the Company to the Rad Group (the approximate dollar values below represent yearly amounts, unless specifically indicated otherwise):

Service/ Product	2009	2010
Server Adapters	$126,000	$185,000 (from January to October 2010)

The material terms of the aforementioned arrangements with the Rad Group occur within the Company's ordinary course of business, and on market terms. The Company believes that such arrangements are neither material to the Company nor unusual in their nature or conditions. As disclosed on page 56 of Amendment  No.2,  the Company believes that the terms of the transactions in which it is engaged with members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

The Company advises the Staff that it has respectfully noted the Staff's comment and added the required disclosure in Item 7 of Amendment No.2.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (972) 3 6087706, if you have any questions or require additional information.

Very truly yours,

/s/ Margarita Feigin
Margarita Feigin, Adv.

cc:            Mr. Eran Gilad
Chief Financial Officer

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